

March 9, 2011

Mr. Kenneth J. Cutillo
Principal Executive Officer
Boston Financial Qualified Housing Tax Credits L.P. V
101 Arch Street
Boston, Massachusetts 02110-1106

> **Re:** **Boston Financial Qualified Housing Tax Credits L.P. V**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/29/2010**
> **File No. 000-19706**

Dear Mr. Kenneth J. Cutillo:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1.   It appears that you have already included some of the information required by Parts I and III here and incorporated them by reference from your prospectus. If you continue to incorporate your prospectus, please disclose the file number and date filed and file all relevant pages that you have incorporated as an exhibit. Please refer to Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

Item 9A – Controls and Procedures

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2010. Please clarify and amend your filing to include the disclosures outlined within Rule 308T(a) of Regulation S-K.

3.   Further to our comment, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, if management concludes that the disclosure controls and procedures were effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Alternatively, please include within your amendment a revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Item 15. Exhibits, Financial Statement Schedules and Director Independence

4.   Please confirm that you have previously filed the exhibits required by Item 601(b)(3) of Regulation S-K. In future filings, please include these exhibits in your exhibit index.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551 - 3673 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief